United                                                                                                                                       1735 Connecticut Avenue
Therapeutics                                                                                                                     Third Floor
Corporation                                                                                                                             Washington, DC 20009
                                             tel 202.483.7000
                fax 202.483.4005

December 21, 2007

Mr. Erich Bam
Chief Operating Officer
AltaRex Medical Corp.
8223 Roper Road
Edmonton, Alberta, Canada
T6E 684

Re:	Termination of Exclusive License Agreement between Unither Pharmaceuticals, Inc. (“UP”) and AltaRex Medical Corp. (“AltaRex”) dated April 17, 2002 (“Agreement”)

Dear Mr. Bam:

Your letter dated December 15, 2007 was forwarded to me for reply. We believe your notice of termination is premature, and not legally accurate under the terms of the Agreement. The potential failure of UP to meet the development milestone schedule upon which you rely in terminating the Agreement under Section 4.2 fails to take into account the suspension of that milestone schedule under Section 4.3 given the lack of efficacy seen for OvaRex in the IMPACT studies. UP has invested much time, expense and effort on the licensed platform and has a vested interest in seeing that this investment is transferred back to AltaRex in an orderly fashion, including a proper termination of the Agreement. This letter shall also serve as notice of termination under Section 11.4.1 of the Agreement. At your request, UP may be willing to waive the 120-day notice period provided that we are in agreement concerning the parties’ respective obligations upon termination, and reasonable timeframes within which to complete such obligations.

Schedule A to the notice of termination you sent provides a helpful roadmap with respect to transition activities and UP’s obligations upon termination. Our point-by-point response is attached to this letter. We invite discussion through Peter Gonze concerning those items we are not obligated to provide to AltaRex.

I am sure we share a tremendous feeling of disappointment at the failure of the IMPACT studies and what it means for the thousands of women who suffer from ovarian cancer, as well as to our two companies. We are committed to the orderly transition of this program back to AltaRex and look forward to working through that process with you.

Sincerely,

/s/ Paul Mahon

Paul Mahon
EVP and General Counsel

United
Therapeutics
Corporation

SCHEDULE “A”

Information. Know-How and improvements to be transferred:

Yes             No                                                 Description

X                                  1. Regulatory Correspondence pertaining to all products in the AlT platform.
X                                     a)  Transfer Orphan Drug Designation to ViRexx.
X                                     b)  Transfer Fast Track Designation to ViRexx.
X                                     c)   Information collected with regard to product trade name.
X                                     d)    Documents used to prepare the eCTD package
X                                    e)    Reports/correspondence to any regulatory agency.
X                                     f)      Reports/correspondence with regulatory consultants.

X                                 2. Electronic documents pertaining to AIT
X                                    a)     Electronic versions of publications.
X                                    b)     Electronic databases pertaining to AlT products.
X                                    c)      Electronic filings or drafts pertaining to AlT products.
X                                   d)       Electronic versions of documents used to prepare the eCTD.
X                                    e)      The eCTD files to date.
X                                    f)       AS files of all OvaRex clinical studies to date.
X	g)	EMC files / database (e.g. CT scans, case report forms, summary report) from ISI detailing all OvaRex clinical studies to date.

X	3. Clinical Data pertaining to all products in the AlT platform (where are the binders and how many are there?) Estimate: 10 Iron Mt. Cartons.
X	a) If United wishes to retain a copy, they should begin making the copy.

4.	Manufacturing Data
X	a) Batch Records, QC Test Methods, Change control logs and forms, etc.
X	SOPs
  X                                  b)      Stability Data
X                  Stability Samples
X              c)      In-process samples.
 X                                  d)      Development and Validation Protocols and reports.
X              e)     Specs, blueprints, drawings, pfd’s for equipment. UPI has confidentiality obligation with 3rd parties.
X                                 f)      Audit Reports
  X                                  g)     Copies of licenses and certificates required to comply with regulatory filings to manufacture.
  X                                   h)      Animal studies done with GMP material, (UPI to only provide reports)
X**	i)	Comparability data with reference standards. **Data yes, not the standards.

5. HollisterStierr information, process, QC testing
a)	Will need a letter to have the information accessible to us.
X**	b)	Photoactivation skid. **New photoactivation device.

   6.Research and Preclinical Reports and Data
X	a) Lab Books

X	7. Old Information re: Lonza, Abbott process (AltaRex data)

X	8. Loaned equipment — rayonet reactors and coils, etc.

United
Therapeutics
Corporation

Yes              No                                                 Description

X                   9. OvaRex Material
X                     a)   Drug Substance from Silver Spring.
X                     b)   Drug Substance from Abbott,
X                     c)   Drug Product from Silver Spring
X                     d)   Drug Product from Abbott

                                    !0.    Cell lines
X	a) Need letters to have the accounts at the storage facility transferred to ViRexx.
X                    b  The new working cell bank transferred to ViRexx.

    11.  IP Correspondence
X	a) Data base.

      12. Assignment of IP
X	a) Trade Secrets and associated permitted-to-know lists.
X               b) Copyrights (e.g. videos, product descriptions. etc.) No. Pertains to animation of
      OvaRex MOA.
  X                                 c)  Invention Disclosures.

     13.  Physical embodiments of IP
X                 a)    Clones (chimeric, single chain, etc.)
X	b) Assays transferred from AltaRex. (UPI to provide Assay information and data)
   X                          Assays developed by UP!
  X                           Reagant & Kit
  X                   c)   Reference Standards
   X                                  d)   Databases

   X                                  14.   List of cozen fries where technology license was registered.

   X                15.   Patent prosecution files.

             16.   List and Copies of all contracts including:    (UPI) has confidentiality obligation with
             3rd parties)
X*                  a)   Confidentiality Agreements — with employees and with all third parties.
X*                  b)   Vendor supply agreements.
X*             c)    Research agreements including CRO’s, CMO’s.
         *All agreements requested in Number 16 are governed by confidentiality agreements with third parties.

   X                                   / 7.  List of boxes of AlT information at off-site storage facilities to transfer to our account.

N/A           18.  List of parties who have negotiated for sublicense rights.

             Parents to be assigned:
  Expired                                  US 60/800098
   X                                                 60/897155